Exhibit (a)(1)(A)(i)

Amendment No. 1 to the
Offer to Purchase for Cash
by
DIANA SHIPPING INC.
of
Up to 2,739,726 Shares of its Common Stock
at a Purchase Price of $3.65

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME, ON DECEMBER 11, 2019
UNLESS THE OFFER IS EXTENDED.
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Purchase dated November 12, 2019 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”) relating to the offer by Diana Shipping Inc., a Marshall Islands corporation (the “Company,” “we,” or “us”), to purchase up to 2,739,726 shares of its common stock, par value of $0.01 per share (the “common stock”), at a price of $3.65 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). Unless the context otherwise requires, all references to shares shall refer to the common stock of the Company. All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase dated November 12, 2019.
This Amendment No. 1 should be read together with the Offer to Purchase and the Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 1, and the Letter of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.
*****
The date of this Amendment No. 1 is November 27, 2019.

The Offer to Purchase is hereby amended and supplemented as follows:
1.	The penultimate paragraph under the heading “Important” is deleted in its entirety and replaced with the following:
The Offer does not constitute an offer to buy or the solicitation of an offer to sell shares in any circumstance or jurisdiction in which such offer or solicitation is unlawful.
2.	The second paragraph under the heading “16. Miscellaneous” on page 24 is amended and restated as follows:
The Offer does not constitute an offer to buy or the solicitation of an offer to sell shares in any circumstance or jurisdiction in which such offer or solicitation is unlawful. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable.
3.	The second sentence in the second paragraph under the heading “5. Purchase of Shares and Payment of Purchase Price” on page 9 is amended and restated as follows:
In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made as promptly as practicable, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:
•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary's account at the book-entry transfer facility,
•	a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent's message, and
•	any other required documents.
4.	The first bullet under the heading “6. Conditions of the Offer” on page 10 is amended and restated as follows:
•
any general suspension of trading in, or the imposition of any general trading curb or general minimum or maximum price limits on prices for, trading in securities on any U.S. national securities exchange or in the over-the-counter market;

5.	The second bullet under the heading “6. Conditions of the Offer” on page 10 is amended and restated as follows:
•
the commencement of any war, armed hostilities or other international calamity, including any act of terrorism, on or after the date of this Offer to Purchase, in or involving the United States, or the material escalation of any such armed hostilities which had commenced before the date of this Offer to Purchase, in each case which is reasonably likely to have a material adverse effect on the Company or on the Company’s ability to complete the Offer;

6.	The last paragraph under the heading “6. Conditions of the Offer” on page 11 is amended and restated as follows:
The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Time. As of the date of the Offer to Purchase, we are not aware that any of the conditions in this Section 6 exist or are reasonably likely to exist on or before the Expiration Time of the Offering. To the extent that we become aware that any of the conditions set forth above exist or are incapable of being satisfied, the Company will advise the shareholders of such condition in the form of an amendment to the tender offer and advise whether the Company elects to waive such condition and if necessary, extend the Expiration Time of the Offer.
Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant's disputing such determination in a court of competent jurisdiction.
7.	The row containing Ms. Semiramis Paliou’s information found in the table of names, ages and positions of directors and senior management on page 13 is amended and restated as follows:
Name	Age	Position
Semiramis Paliou	45	Class III Director, Chief Operating Officer and Deputy Chief Executive Officer

8.	The narrative biography of Mr. Andreas Michalopoulos on page 14 is amended and restated as follows:
Andreas Michalopoulos has served as the Company's Chief Financial Officer and Treasurer since March 8, 2006 and also has served in these positions with Performance Shipping Inc. since January 13, 2010. Mr. Michalopoulos has served as our Director since August 1, 2018. As of October 2019, Mr. Michalopoulos has also served as Deputy Chief Executive Officer of Performance Shipping Inc. Mr. Michalopoulos started his career in 1993 when he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France, as an Associate Generalist Consultant before joining a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President of International Business Development and Member of the Executive Committee in 2002 where he remained until 2005. From 2005 to 2006, he joined Diana Shipping Agencies S.A. as a Project Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University with Honors in 1993 obtaining an MSc in Economics and a master's degree in Management Sciences specialized in Finance. In 1995, he also obtained a master's degree in Business Administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Simeon Palios, the Company's Chief Executive Officer and Chairman.

9.	The narrative biography of Mr. Christos Glavanis on page 15 is amended and restated as follows:
Christos Glavanis has served as our Director since August 1, 2018. Mr. Glavanis has over 30 years of experience in the audit profession, serving in several senior roles at Ernst & Young, including as Chairman and Managing Partner of EY Greece from 1987 to 2010 and Managing Partner of EY South East Europe from 1996 to 2010. Mr. Glavanis was also a main Board Member of EY EMEIA Regional and a member of EY Global Council. Currently, Mr. Glavanis is a non-executive board member of W S Karoulias S.A., a beverage distribution company based in Athens, Greece and BuyaPowa Ltd., a London, England based online platform allowing users to design, launch, and analyze social sales campaigns. He is also the trustee of Phase Worldwide, a United Kingdom charity. He previously served as a non-executive board member and chairman of the Audit Committee of Korres S.A, a Greece based cosmetics company, chairman of the Audit Committee of the Hellenic Financial Stability Fund, board member and audit committee member of Eurobank SA and a non-executive board member of Pharmaten S.A. Greece based pharmaceutical company.
10.	The second sentence in the first paragraph on page 16 is amended and restated as follows:
Diana Shipping Services S.A. (“DSS”) and Diana Wilhelmsen Management Limited (“DWM”) are responsible for identifying the appropriate officers and seamen mainly through crewing agencies.
11.	Footnote (1) to the beneficial ownership table on page 17 is amended and restated as follows:
(1)
Mr. Simeon Palios indirectly may be deemed to beneficially own 15,513,891 shares beneficially owned by Steamship Shipbroking Enterprises Inc. (formerly Diana Enterprises Inc.), including 15,339,690 shares beneficially owned through Taracan Investments S.A. (“Taracan”) and 174,201 shares beneficially owned through Limon Compania Financiera S.A., as the result of his ability to control the vote and disposition of such entities, in each case such beneficial ownership has been calculated in accordance with the provisions of Rule 13d-3(a) of the Exchange Act.   Additionally, on January 31, 2019, we issued 10,675 shares of newly designated Series C Preferred Stock, par value $0.01 per share, to Taracan. The Series C Preferred Stock will vote with our common shares and each share of the Series C Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the common stockholders of the Issuer.  Through his beneficial ownership of common shares and shares of Series C Preferred Stock, Mr. Palios currently controls 25% of the vote of any matter submitted to the vote of the common shareholders. As of December 31, 2016, 2017 and 2018, Mr. Simeon Palios owned indirectly 22.2%, 22.5% and 24.3%, respectively, of our outstanding common stock.

12.
The language under the heading “10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 17 is amended to add the following language as new paragraphs after the last paragraph thereunder:

Assuming that we purchase an aggregate of 2,739,726 shares in this offering and that none of our directors or officers sell any shares in the Offer, the beneficial ownership of our directors and executive officers named in the table above will change to 30.3% of our total issued and outstanding shares from 27.5% of our total issued and outstanding shares as of November 20, 2018, the date prior to our commencement of Tender Offer No. 1, reflecting an aggregate increase in beneficial share beneficial share ownership by all directors and officers of 2.8%.  The 30.3% figure takes into account the grant of 2,000,000 shares of restricted common stock awards to executive management and non-executive directors in February 2019 pursuant to our 2014 equity incentive plan. Such changes in the beneficial ownership of our directors and executive officers are principally but not exclusively attributable to the Prior Tender Offers.
It is the current intention of our executive officers and directors that the aggregate beneficial ownership of such individuals' shares will at no time exceed 50% of our issued and outstanding shares.
13.
The language under the heading “10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” on page 18 is amended and restated as follows:

On February 20, 2019 our Board of Directors approved the grant of 2,000,000 shares of restricted common stock awards to executive management and non-executive directors, pursuant to our 2014 equity incentive plan, as amended.
See also the description of our recent tender offers under the heading “2. Purpose of the Offer; Certain Effects of the Offer; Other Plans.”  There have been no other recent securities transactions since the date of the Annual Report on Form 20-F for the year December 31, 2018, filed with the SEC on March 12, 2019, other than as referenced herein.

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